Aurora Cannabis Launches New Cannabis Product Line -Aurora Frost

Patent Pending Technology Enables Efficient High-Volume Production

TSX: ACB

EDMONTON, May 30, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) today announces the launch of new product line called Aurora Frost. This new dried cannabis product line represents the highest potency offering of any Aurora product launched to date at over 35% THC.

Aurora Frost products are produced from premium whole flower. The products, generally known throughout the industry as kief, consist primarily of trichomes, the resinous glands rich in active pharmaceutical ingredients, including terpenes, flavonoids, and cannabinoids, such as THC and CBD.

Aurora's in-house technology team successfully developed a new and proprietary technology used to efficiently produce high volume, GMP compliant, Aurora Frost products, based on a process that finely trims the trichomes from the cannabis flower.

Beginning today, Aurora Frost is shipping in convenient, child-safe, certified glass bottles. Products are sold in one gram increments, priced at $35 per gram ($25 per gram for compassionate pricing patients). Like all Aurora products, Aurora Frost comes with publicly available third party independent laboratory results on potency, terpene profile, and contaminant analysis.

"Successfully developing a proprietary, fine trimming and GMP compliant technology needed to produce these high-quality products at commercial scale, provides us with a remarkable advantage in addressing this niche of the cannabis market," said Terry Booth, CEO. "Aurora now makes this high potency medical cannabis available to its patients, reflecting the Aurora Standard of innovation and patient care."

About Aurora

Aurora's wholly-owned subsidiary, Aurora Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", and a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island. In January 2018, Aurora's 800,000 square foot flagship cultivation facility, Aurora Sky, located at the Edmonton International Airport, was licensed. Once at full capacity, Aurora Sky is expected to produce over 100,000 kg per annum of cannabis. Aurora is completing a facility in Lachute, Quebec utilizing its wholly owned subsidiary Aurora Larssen Projects Inc.

The Company's wholly-owned subsidiary CanniMed Therapeutics Inc. ("CanniMed") is Canada's most experienced licensed producer of medical cannabis, with over 20,000 kg per annum in funded capacity. CanniMed forms the heart of Aurora's Medical Cannabis Centre of Excellence, aimed at product and market development.

Aurora also owns Berlin-based Pedanios GmbH, the leading wholesale importer, exporter, and distributor of medical cannabis in the European Union. The Company owns 51% of Aurora Nordic, which will be constructing a 1,000,000 square foot hybrid greenhouse in Odense, Denmark. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens.

Aurora holds a 25% ownership interest in Alcanna Inc. ("CLIQ"), one of Western Canada's largest retail chains of liquor stores, who are developing a cannabis retail network in Western Canada. In addition, the Company holds approximately 17.23% of the issued shares in leading extraction technology company Radient Technologies Inc, and holds 52.7% of Hempco Food and Fiber Inc. Aurora is also the cornerstone investor in two other licensed producers, with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis, and a 17.62% stake in Canadian producer The Green Organic Dutchman Ltd., with options to increase to majority ownership. Finally, the Company owns a 9.14% stake in CTT Pharmaceutical, an innovative product development company within the cannabis space.

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

AURORA CANNABIS INC.
Terry Booth
CEO

SOURCE Aurora Cannabis Inc.

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For further information: Marc Lakmaaker, Director, Investor Relations and Corporate Development, +1.647.269.5523, marc.lakmaaker@auroramj.com, www.auroramj.com; Craig MacPhail, NATIONAL Equicom, +1 416 586-1938, cmacphail@national.ca; For U.S. investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com / ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 07:00e 30-MAY-18